KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Three Months Ended March 31,
	2012	2011
Weighted Average Number of Units Used in Computation of Limited Partners’ Net Income (Loss) per Unit	338	317

Calculation of Limited Partners’ interest in Net Income (Loss)
Attributable to Kinder Morgan Energy Partners, L.P.:
Income from Continuing Operations	$475	$288
Less: General Partner’s Interest	(321)	(280)
Limited Partners’ Interest	154	8
Add: Limited Partners’ Interest in Discontinued Operations	(266)	49
Limited Partners’ Interest in Net Income (Loss)	$(112)	$57

Limited Partners’ Net Income (Loss) per Unit:
Income from Continuing Operations	$0.46	$0.03
Income (Loss) from Discontinued Operations	$(0.79)	$0.15
Net Income (Loss)	$(0.33)	$0.18